UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 12, 2013

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Park Drive	
Westford, Massachusetts	01886
(Address of Principal Executive Offices)	(Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐　　Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐　　Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐　　Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐　　Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

KADANT INC.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On April 12, 2013, a wholly-owned subsidiary of Kadant Inc. acquired all of the outstanding stock of Companhia Brasileira de Tecnologia Industrial (CBTI) for approximately Brazilian reals (BRL) 16 million in cash, or USD $8 million. At the closing date, approximately BRL 7 million, or USD $3.5 million, of the purchase price was deposited into an escrow fund to secure certain indemnification obligations of the sellers ("Escrow Fund"). Approximately BRL 3 million, or USD $1.5 million, of the Escrow Fund will be released to the sellers on or about January 31, 2014, and the balance will be released on various dates over a five-year period ending on the fifth anniversary of the closing date, less the amount of any claims in each instance.

Item 7.01 Regulation FD Disclosure.

A copy of the press release announcing the closing of the CBTI acquisition is filed with this report as Exhibit 99.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

The financial statements required by this item are not included with this initial report. The required financial statements will be filed by amendment as soon as practicable, but not later than 71 days after the date this Current Report on Form 8-K was required to be filed.

(b) Pro Forma Financial Information

The pro-forma financial statements required by this item are not included with this initial report. The required pro-forma financial statements will be filed by amendment as soon as practicable, but not later than 71 days after the date this Current Report on Form 8-K was required to be filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: April 18, 2013

By: /s/ Thomas M. O'Brien
_____
Thomas M. O'Brien
Executive Vice President and
  Chief Financial Officer